FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

General overview
The following table defines the main types of risk managed by the Group and presents the key areas of focus for each risk in 2011.

Risk type	Definition	2011 key areas of focus
Capital, liquidity and funding risk	The risk that the Group has insufficient capital or is unable to meet its financial liabilities as they fall due.
Active run-down of capital intensive assets in Non-Core and other risk mitigation left the Core Tier 1 ratio strong at 10.6%, despite a £21 billion uplift in RWAs from the implementation of CRD III in December 2011. Refer to pages 130 to 135.

Maintaining the structural integrity of the Group's balance sheet requires active management of both asset and liability portfolios as necessary. Strong term debt issuance and planned reductions in the funded balance sheet enabled the Group to strengthen its liquidity and funding position as market conditions worsened. Refer to pages 136 to 145.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
During 2011, asset quality continued to improve, resulting in loan impairment charges 21% lower than in 2010 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and corporate real estate portfolios. The Group continued to make progress in reducing key credit concentration risks, with credit exposures in excess of single name concentration limits declining 15% during the year and exposure to commercial real estate declining 14%. Refer to pages 148 to 180.

Country risk	The risk of material losses arising from significant country-specific events.
Sovereign risk increased in 2011, resulting in rating downgrades for a number of countries, including several eurozone members. This resulted in an impairment charge recognised by the Group in 2011 in respect of available-for-sale Greek government bonds. In response the Group further strengthened its country risk appetite setting and risk management systems during the year and brought a number of advanced countries under limit control. This contributed to a reduction in exposure to a range of countries. Refer to pages 181 to 204.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	2011 key areas of focus
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.
During 2011, the Group continued to manage down its market risk exposure in Non-Core and reduce the ABS trading inventory such that the trading portfolio became less exposed to credit risk. Refer to pages 205 to 209.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	During 2011, focus on insurance risk appetite resulted in the de-risking and significant re-pricing of certain classes of business and exiting some altogether.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
During 2011, the Group took steps to enhance its management of operational risks. This was particularly evident in respect of risk appetite, the Group Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements.

The level of operational risk remains high due to the scale of structural change occurring across the Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime.

Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.
During 2011, the Group managed the increased levels of scrutiny and legislation by enlarging the capacity of its compliance, anti-money laundering and regulatory affairs teams and taking steps to improve its operating model, tools, systems and processes.

Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders' expectations of the Group's performance and behaviour.
In 2011, an Environmental, Social and Ethical (ESE) Risk Policy was developed with sector ESE risk appetite positions drawn up to assess the Group's appetite to support customers in sensitive sectors including defence, oil and gas. This also included the establishment of divisional reputational risk committees.

Stakeholder engagement was broadened with the implementation of formal sessions between the Group Sustainability Commitee and relevant advocacy groups and non-governmental organisations.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	2011 key areas of focus
Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Business risk is incorporated within the Group's risk appetite target for earnings volatility that was set in 2011.
Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.
In 2011, the Group focused on improved stress testing and risk governance mechanisms. This included the establishment of the Pension Risk Committee and the articulation of its view of risk appetite for the various Group pension schemes.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group's risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	31 December 2011	30 September 2011	31 December 2010
Risk-weighted assets (RWAs) by risk	£bn	£bn	£bn

Credit risk	344.3	346.8	385.9
Counterparty risk	61.9	72.2	68.1
Market risk	64.0	55.0	80.0
Operational risk	37.9	37.9	37.1

	508.1	511.9	571.1
Asset Protection Scheme relief	(69.1)	(88.6)	(105.6)

	439.0	423.3	465.5

Risk asset ratios	%	%	%

Core Tier 1	10.6	11.3	10.7
Tier 1	13.0	13.8	12.9
Total	13.8	14.7	14.0

Key points

•	The increase in market risk RWAs of £9 billion in Q4 2011 reflects the impact of the new CRD III rules.

•	APS relief decreased by £19.5 billion in Q4 2011, reflecting pool movements, assets moving into default and changes in risk parameters.

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

The Group's capital resources in accordance with FSA definitions were as follows:

	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	74,819	77,443	75,132
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	70,075	72,699	70,388

Non-controlling interests
Non-controlling interests per balance sheet	1,234	1,433	1,719
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	427	626	912

Regulatory adjustments and deductions
Own credit	(2,634)	(2,931)	(1,182)
Unrealised losses on AFS debt securities	1,065	379	2,061
Unrealised gains on AFS equity shares	(108)	(88)	(25)
Cash flow hedging reserve	(879)	(798)	140
Other adjustments for regulatory purposes	571	523	204
Goodwill and other intangible assets	(14,858)	(14,744)	(14,448)
50% excess of expected losses over impairment provisions (net of tax)	(2,536)	(2,127)	(1,900)
50% of securitisation positions	(2,019)	(2,164)	(2,321)
50% of APS first loss	(2,763)	(3,545)	(4,225)
	(24,161)	(25,495)	(21,696)

Core Tier 1 capital	46,341	47,830	49,604

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,094	1,085	1,097
Innovative/hybrid Tier 1 securities	4,667	4,644	4,662
	10,074	10,042	10,072

Deductions
50% of material holdings	(340)	(303)	(310)
Tax on excess of expected losses over impairment provisions	915	767	758
	575	464	448

Total Tier 1 capital	56,990	58,336	60,124

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m

Qualifying Tier 2 capital
Undated subordinated debt	1,838	1,837	1,852
Dated subordinated debt - net of amortisation	14,527	14,999	16,745
Unrealised gains on AFS equity shares	108	88	25
Collectively assessed impairment provisions	635	728	778
Non-controlling Tier 2 capital	11	11	11
	17,119	17,663	19,411

Tier 2 deductions
50% of securitisation positions	(2,019)	(2,164)	(2,321)
50% excess of expected losses over impairment provisions	(3,451)	(2,894)	(2,658)
50% of material holdings	(340)	(303)	(310)
50% of APS first loss	(2,763)	(3,545)	(4,225)
	(8,573)	(8,906)	(9,514)

Total Tier 2 capital	8,546	8,757	9,897

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,354)	(4,292)	(3,962)
- Other investments	(239)	(262)	(318)
Other deductions	(235)	(311)	(452)
	(4,828)	(4,865)	(4,732)

Total regulatory capital (1)	60,708	62,228	65,289

Movement in Core Tier 1 capital	2011 £m

At beginning of the year	49,604
Attributable loss net of movements in fair value of own debt	(3,449)
Foreign currency reserves	(363)
Decrease in non-controlling interests	(485)
Decrease in capital deductions including APS first loss	1,128
Other movements	(94)

At end of the year	46,341

Note:

(1)
Total capital includes certain instruments issued by RBS N.V. Group that are treated consistent with the local implementation of the Capital Requirements Directive (including the transitional provisions of that Directive). The FSA formally confirmed this treatment in 2012.

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
31 December 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4	(9.4)	39.0
UK Corporate	69.4	-	-	6.7	76.1	(15.5)	60.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	12.4	-	-	4.9	17.3	-	17.3
Ulster Bank	33.6	0.6	0.3	1.8	36.3	(6.8)	29.5
US Retail & Commercial	53.4	1.0	-	4.4	58.8	-	58.8

Retail & Commercial	220.8	1.6	0.4	27.0	249.8	(31.7)	218.1
Global Banking & Markets	45.1	39.9	50.6	15.5	151.1	(8.5)	142.6
Other	9.9	0.2	-	0.7	10.8	-	10.8

Core	275.8	41.7	51.0	43.2	411.7	(40.2)	371.5
Non-Core	65.6	20.2	13.0	(5.5)	93.3	(28.9)	64.4

Group before RFS MI	341.4	61.9	64.0	37.7	505.0	(69.1)	435.9
RFS MI	2.9	-	-	0.2	3.1	-	3.1

Group	344.3	61.9	64.0	37.9	508.1	(69.1)	439.0

30 September 2011

UK Retail	41.4	-	-	7.3	48.7	(9.9)	38.8
UK Corporate	69.0	-	-	6.7	75.7	(16.9)	58.8
Wealth	11.0	-	0.1	1.9	13.0	-	13.0
Global Transaction Services	13.7	-	-	4.9	18.6	-	18.6
Ulster Bank	32.0	0.5	0.1	1.8	34.4	(6.7)	27.7
US Retail & Commercial	51.0	1.1	-	4.4	56.5	-	56.5

Retail & Commercial	218.1	1.6	0.2	27.0	246.9	(33.5)	213.4
Global Banking & Markets	46.1	35.1	37.6	15.5	134.3	(10.4)	123.9
Other	8.8	0.3	-	0.7	9.8	-	9.8

Core	273.0	37.0	37.8	43.2	391.0	(43.9)	347.1
Non-Core	71.0	35.2	17.2	(5.5)	117.9	(44.7)	73.2

Group before RFS MI	344.0	72.2	55.0	37.7	508.9	(88.6)	420.3
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	346.8	72.2	55.0	37.9	511.9	(88.6)	423.3

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments

Basel III and other regulatory impacts

Basel III
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector. In the EU they will be enacted through a revised Capital Requirements Directive referred to as CRD IV.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing on 1 January 2014;

•	The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Global Systemically Important Banks, will be phased in from 2013 to 2019.

The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk across various classes. This together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £50 billion to £65 billion.  These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews.

Other regulatory capital changes
The Group is in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by circa £20 billion by the end of 2013, of which circa £10 billion will apply in 2012.

The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-down and disposal of Non-Core assets and deleveraging in GBM as the business focuses on the most productive returns on capital.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments (continued)

Basel III and other regulatory impacts (continued)
The major categories of new deductions and regulatory adjustments which are being phased in over a 5 year period from 1 January 2014 include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these changes is expected to be manageable as the aggregation of these drivers is projected to be lower by 2014 and declining during the phase-in period.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk

Liquidity risk

Introduction
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group's funding base, as well as the quality and liquidity value of its liquidity portfolio.

Liquidity risk is dynamic, being influenced by movements in markets and perceptions that are driven by firm specific or external factors. Managing liquidity risk effectively is a key component of the Group's risk reduction strategy. The Group's 2011 performance demonstrates continued improvements in managing liquidity risk and reflects actions taken in light of an uncertain economic outlook, which resulted in improvements in key measures.

•	Deposit growth: Core Retail & Commercial deposits rose by 9%, and together with Non-Core deleveraging, took the Group loan to deposit ratio to 108%, compared with 118% at the end of 2010.

•	Wholesale funding: £21 billion of net term wholesale debt was issued in 2011 from secured and unsecured funding programmes, across a variety of maturities and currencies.

•	Short-term wholesale funding (STWF): The overall level of STWF fell by £27 billion to £102 billion, below the 2013 target of circa £125 billion.

•
Liquidity portfolio: The liquidity portfolio of £155 billion was maintained above the 2013 target level of £150 billion against a backdrop of heightened market uncertainty in the second half of the year and was higher than STWF. This represents a £53 billion cushion over STWF.

Funding issuance
The Group has access to a variety of funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through GBM's international client base. The Group's wholesale funding franchise is well diversified by currency, geography, maturity and type.

The Group has been a regular issuer in the debt capital markets in both secured and unsecured arrangements. 2011 net new term debt issuance was £21 billion, with 49% secured and 51% unsecured, of which 71% were public transactions and 29% were private.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources
The table below shows the Group's primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	31 December 2011		30 September 2011		31 December 2010
	£m	%	£m	%	£m	%

Deposits by banks
- central banks	3,680	0.5	3,568	0.5	6,655	0.9
- derivative cash collateral	31,807	4.6	32,466	4.4	28,074	3.8
- other	33,627	4.8	42,624	5.8	31,588	4.3

	69,114	9.9	78,658	10.7	66,317	9.0

Debt securities in issue
- conduit asset backed commercial paper (ABCP)	11,164	1.6	11,783	1.6	17,320	2.3
- other commercial paper (CP)	5,310	0.8	8,680	1.2	8,915	1.2
- certificates of deposits (CDs)	16,367	2.4	25,036	3.4	37,855	5.1
- medium-term notes (MTNs)	105,709	15.2	127,719	17.4	131,026	17.6
- covered bonds	9,107	1.3	8,541	1.1	4,100	0.6
- securitisations	14,964	2.1	12,752	1.7	19,156	2.6

	162,621	23.4	194,511	26.4	218,372	29.4
Subordinated liabilities	26,319	3.8	26,275	3.6	27,053	3.6

Notes issued	188,940	27.2	220,786	30.0	245,425	33.0

Wholesale funding	258,054	37.1	299,444	40.7	311,742	42.0

Customer deposits
- cash collateral	9,242	1.4	10,278	1.4	10,433	1.4
- other	427,511	61.5	425,125	57.9	420,433	56.6

Total customer deposits	436,753	62.9	435,403	59.3	430,866	58.0

Total funding	694,807	100.0	734,847	100.0	742,608	100.0

Disposal group deposits included above
- banks	1		288		266
- customers	22,610		1,743		2,267

	22,611		2,031		2,533

	31 December 2011	31 September 2011	31 December 2010
Short-term wholesale funding	£bn	£bn	£bn

Deposits	32.9	41.8	34.7
Notes issued	69.5	99.8	95.0

STWF excluding derivative collateral	102.4	141.6	129.7
Derivative collateral	31.8	32.5	28.1

STWF including derivative collateral	134.2	174.1	157.8

Interbank funding excluding derivative collateral
- bank deposits	37.3	46.2	38.2
- bank loans	(24.3)	(33.0)	(31.3)

Net interbank funding	13.0	13.2	6.9

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Key points

•
Short-term wholesale funding excluding derivative collateral declined £27.3 billion in 2011, from £129.7 billion to £102.4 billion. This is £52.9 billion lower than the Group's liquidity portfolio. Deleveraging in Non-Core and GBM has led to the reduced need for funding.

•	The Group's customer deposits grew by approximately £7.1 billion in 2011.

The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 December 2011
Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	36.8
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	17.7
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14.6
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	30.9

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100.0

30 September 2011
Less than 1 year	11,783	32,914	54,622	-	43	99,362	400	99,762	45.2
1-3 years	-	795	28,456	2,800	26	32,077	2,045	34,122	15.5
3-5 years	-	2	18,049	3,037	33	21,121	8,265	29,386	13.3
More than 5 years	-	5	26,592	2,704	12,650	41,951	15,565	57,516	26.0

	11,783	33,716	127,719	8,541	12,752	194,511	26,275	220,786	100.0

31 December 2010
Less than 1 year	17,320	46,051	30,589	-	88	94,048	964	95,012	38.7
1-3 years	-	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	-	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	-	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2

	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Key point

•
Debt securities in issue with a maturity of less than one year declined £25.1 billion from £94.0 billion at 31 December 2010 to £68.9 billion at 31 December 2011, largely due to the maturity of £20.1 billion of notes issued under the UK Government's Credit Guarantee Scheme (CGS). The remaining notes issued under the CGS are due to mature in 2012, £15.6 billion in the first quarter of the year and £5.7 billion in the second quarter.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Public
- unsecured	5,085	12,887	-	-	775
- secured	9,807	8,041	3,223	1,721	1,725
Private
- unsecured	12,414	17,450	911	3,255	4,623
- secured	500	-	500	-	-

Gross issuance	27,806	38,378	4,634	4,976	7,123
Buy backs	(6,892)	(6,298)	(1,270)	(2,386)	(1,702)

Net issuance	20,914	32,080	3,364	2,590	5,421

Key points

•
In line with the Group's strategic plan, it has been an active issuer in recent years as it improved its liquidity and funding profile. Secured funding has increased as a proportion of total wholesale funding more recently as market dislocation and uncertainty over future regulatory developments have made unsecured markets less liquid.

•
As the Group delevers, with Non-Core and GBM third party assets decreasing and Retail & Commercial deposits increasing, net term debt issuance decreased from £32 billion in 2010 to £21 billion in 2011. The net requirement in 2012 is expected not to exceed £10 billion as further deleveraging should cover the differences.

•
The Group undertakes voluntary buy-backs of its privately issued debt in order to maintain client relationships and as part of its normal market making activities. These transactions are conducted at prevailing market rates.

The table below shows the original maturity of public long-term debt securities issued in the years ended 31 December 2011 and 2010.

	1-3 years	3-5 years	5-10 years	>10 years	Total
Year ended 31 December 2011	£m	£m	£m	£m	£m

MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	1,721	3,280	-	5,001
Securitisations	-	-	-	4,806	4,806

	904	3,128	5,119	5,741	14,892

% of total	6	21	34	39	100

Year ended 31 December 2010

MTNs	1,445	2,150	6,559	2,733	12,887
Covered bonds	-	1,030	1,244	1,725	3,999
Securitisations	-	-	-	4,042	4,042

	1,445	3,180	7,803	8,500	20,928

% of total	7	15	37	41	100

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuance (continued)
The table below shows the currency breakdown of public and private long-term debt securities issued in the years ended 31 December 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	5,001	-	-	-	5,001
- securitisations	478	1,478	2,850	-	-	4,806
Private	2,872	3,856	3,183	302	2,701	12,914

	3,350	12,143	8,214	1,398	2,701	27,806

% of total	12	44	29	5	10	100

Year ended 31 December 2010

Public
- MTNs	1,260	3,969	5,131	1,236	1,291	12,887
- covered bonds	-	3,999	-	-	-	3,999
- securitisations	663	1,629	1,750	-	-	4,042
Private	2,184	10,041	2,879	174	2,172	17,450

	4,107	19,638	9,760	1,410	3,463	38,378

% of total	11	51	25	4	9	100

Key points

•
In line with the Group's plan to diversify its funding mix, issuances were spread across G10 currencies and maturity bands, including £5.7 billion of public issuance with an original maturity of greater than 10 years.

•	The Group has issued approximately £2.8 billion since the year end, including a £1 billion public covered bond issuance and a US$1.2 billion securitisation.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programmes to complement existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes. This includes the potential encumbrance of Group assets that could be used in own asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote SPEs funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group's balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group's balance sheet and the related covered bonds included within debt securities in issue.

The following table shows:
(i) the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations and covered bonds; and
(ii) any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Secured funding (continued)

	31 December 2011				31 December 2010
		Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m

Mortgages
- UK (RMBS)	49,549	10,988	47,324	58,312	53,132	13,047	50,028	63,075
- UK (covered bonds)	15,441	9,107	-	9,107	8,046	4,100	-	4,100
- Irish	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253
UK credit cards	4,037	500	110	610	3,993	34	1,500	1,534
UK personal loans	5,168	-	4,706	4,706	5,795	-	5,383	5,383
Other	19,778	4	20,577	20,581	25,193	974	23,186	24,160

	106,633	24,071	81,387	105,458	111,193	23,256	91,249	114,505
Cash deposits (4)	11,998				13,068

	118,631				124,261

Notes:

(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Cash deposits, £11.2 billion from mortgage repayments and £0.8 billion from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles.

Securities repurchase agreements
The Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet is set out below. All of these securities could be sold or repledged by the holder.

Assets pledged against liabilities	31 December 2011 £m	31 December 2010 £m

Debt securities	79,480	80,100
Equity shares	6,534	5,148

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity management
Liquidity risk management requires ongoing assessment and calibration of: how the various sources of the Group's liquidity risk interact with each other; market dynamics; and regulatory developments to determine the overall size of the Group's liquid asset buffer. In addition to the size determination, the composition of the buffer is also important. The composition is reviewed on a continuous basis in order to ensure that the Group holds an appropriate portfolio of high quality assets that can provide a cushion against market disruption and dislocation, even in the most extreme stress circumstances.

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	31 December 2011		30 September 2011 Period end	31 December 2010 Period end
	Average	Period end
	£m	£m	£m	£m

Cash and balances at central banks	74,711	69,932	76,833	53,661
Treasury bills	5,937	-	4,037	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies	37,947	29,632	29,850	41,435
- AA- to AA+ rated governments (2)	3,074	14,102	18,077	3,744
- governments rated below AA	925	955	700	1,029
- local government	4,779	4,302	4,700	5,672

	46,725	48,991	53,327	51,880
Other assets (3)
- AAA rated	21,973	25,202	24,186	17,836
- below AAA rated and other high quality assets	12,102	11,205	11,444	16,693

	34,075	36,407	35,630	34,529

Total liquidity portfolio	161,448	155,330	169,827	154,599

Notes:

(1)	Includes FSA eligible government bonds of £36.7 billion at 31 December 2011 (30 September 2011 - £36.8 billion; 31 December 2010 - £34.7 billion).
(2)
Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S&P on 5 August 2011, although not by Moody's or Fitch. These securities are reflected here.

(3)	Includes assets eligible for discounting at central banks.

Key point

•
In view of the continuing uncertain market conditions, the liquidity portfolio was maintained above the Group's target level of £150 billion at £155.3 billion, with an average balance in 2011 of £161.4 billion. In anticipation of challenging market conditions, the composition was altered to become more liquid and conservative, as cash and balances at central banks rose to 45% of the total portfolio at 31 December 2011, from 35% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity and funding metrics
The Group continues to improve and augment liquidity and funding risk management practices, in light of market experience and emerging regulatory and industry standards. The Group monitors a range of liquidity and funding indicators. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two key structural ratios are described below.

Loan to deposit ratio and funding gap
The table below shows quarterly trends in the Group's loan to deposit ratio and customer funding gap, including disposal groups.

	Loan to deposit ratio		Customer funding gap
	Group	Core	Group
	%	%	£bn

31 December 2011	108	94	37
30 September 2011	112	95	52
30 June 2011	114	96	60
31 March 2011	116	96	67
31 December 2010	118	96	77

Note:

(1)	Loans are net of provisions.

Key points

•	The Group's loan to deposit ratio improved 1,000 basis points to 108% during 2011, as loans declined and deposits grew.

•	The customer funding gap halved with Non-Core contributing £27 billion of the £37 billion reduction.

Net stable funding ratio
The table below shows the Group's net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010. The Group is aiming to meet the minimum required NSFR of 100% over the longer term. This measure seeks to show the proportion of structural term assets which are funded by stable funding, including customer deposits, long-term wholesale funding and equity. One of the main components of the ratio entails categorising retail and SME deposits as either 'more stable' or 'less stable'. The Group's NSFR will also continue to be refined over time in line with regulatory developments. It may be calculated on a basis that is not consistent with that used by other financial institutions.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Net stable funding ratio (continued)

	31 December 2011		30 September 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	76	76	79	79	77	77	100
Wholesale funding > 1 year	124	124	125	125	154	154	100
Wholesale funding < 1 year	134	-	174	-	157	-	-
Derivatives	524	-	562	-	424	-	-
Repurchase agreements	129	-	132	-	115	-	-
Deposits
- Retail and SME - more stable	227	204	170	153	172	155	90
- Retail and SME - less stable	31	25	25	20	51	41	80
- Other	179	89	239	120	206	103	50
Other (2)	83	-	102	-	98	-	-

Total liabilities and equity	1,507	518	1,608	497	1,454	530

Cash	79	-	78	-	57	-	-
Inter-bank lending	44	-	53	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	77	4	84	4	89	4	5
- other eligible bonds	73	15	75	15	75	15	20
- other bonds	14	14	17	17	10	10	100
Debt securities < 1 year	45	-	54	-	43	-	-
Derivatives	530	-	572	-	427	-	-
Reverse repurchase agreements	101	-	102	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	144	94	145	94	65
- other	173	173	176	176	211	211	100
Customer loans and advances < 1 year
- retail loans	19	16	20	17	22	19	85
- other	137	69	146	73	125	63	50
Other (3)	70	70	87	87	97	97	100

Total assets	1,507	455	1,608	483	1,454	513

Undrawn commitments	240	12	245	12	267	13	5

Total assets and undrawn commitments	1,747	467	1,853	495	1,721	526

Net stable funding ratio		111%		100%		101%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key points

•	The NSFR increased by 10% in the year to 111%, with the funding cushion over term assets and undrawn commitments increasing from £4 billion to £51 billion.

•
Available stable funding decreased by £12 billion in the year as a result of a £30 billion reduction in long-term wholesale funding, including the move into short-term of approximately £20 billion of balances under the CGS. This was offset by a £19 billion increase in qualifying deposit balances, including classification of certain deposits as more stable, as some assumptions and methodologies were refined.

•
Term assets decreased in the year by £38 billion primarily reflecting Non-Core disposals and run-offs. The decrease in other assets is primarily due to the closures of certain equities businesses in Global Banking & Markets and other asset movements.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk
Interest rate risk in the banking book (IRRBB) value-at-risk (VaR) for the Group's retail and commercial banking activities at a 99% confidence level was as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2011	63	51	80	44
31 December 2010	58	96	96	30

A breakdown of the Group's IRRBB VaR by currency is shown below.

Currency	31 December 2011 £m	31 December 2010 £m

Euro	26	33
Sterling	57	79
US dollar	61	121
Other	5	10

Key points

•	Interest rate exposure at 31 December 2011 was considerably lower than at 31 December 2010 but average exposure was 9% higher in 2011 than in 2010.

•	The reduction in US dollar VaR reflects, in part, changes in holding period assumptions following changes in Non-Core assets.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk (continued)

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements, which could reduce future net interest income (NII) in the Group's businesses, whilst balancing the cost of such activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of NII, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year. This scenario differs from that applied in the previous year in both the severity of the rate shift and the tenors to which this is applied.

Potential favourable/(adverse) impact on NII	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m

+ 100 basis points shift in yield curves	244	188	232
- 100 basis points shift in yield curves	(183)	(74)	(352)
Bear steepener	443	487
Bull flattener	(146)	(248)

Key points

•
The Group's interest rate exposure remains slightly asset sensitive, driven in part by changes to underlying business assumptions as rates rise. The impact of the steepening and flattening scenarios is largely driven by the investment of net free reserves.

•
The reported sensitivity will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's structural foreign currency exposure was £24.2 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the 2010 position.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary